                                     EXHIBIT
                                         12

                            THOMAS & BETTS CORPORATION
                 COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                 (Thousands of
                                    Dollars)



                         Quarter
                         Ended
                        April 2,   Jan. 1,  Jan. 2,   Year Ended December 31
                         1995       1995     1994     1992    1991    1990

Earnings from
 continuing operations
 before income taxes    $24,899   $  494   $59,942   $52,983  $55,465  $56,122

Add:
 Interest on
   indebtedness           6,633   26,852    30,247    33,405   12,752   12,998

 Amortization of
  debt expense              312    1,133     1,062     2,538       -         -

 Portion of rents
  representative of
  the interest factor     1,851   7,377      7,011     6,515    3,816    3,826

Deduct:
 Interest capitalized
  during the period          -        -         -         -     (376)        -
 Undistributed earnings
  from less than 50
  percent owned persons   (980)  (1,863)        -         -        -         -

Earnings as adjusted   $32,715  $33,993   $98,262   $95,441  $71,657   $72,946

Fixed charges:
 Interest on
  indebtedness          6,633   26,852    30,247     33,405    12,752    12,998

 Amortization of
  debt expense            312    1,133     1,062      2,538         -         -

 Portion of rents
  representative of
  the interest factor   1,851    7,377     7,011      6,515     3,816     3,826

Total fixed charges   $ 8,796  $35,362    $38,320   $42,458   $16,568   $16,824

Ratio of earnings
 to fixed charges         3.7x     .96x      2.6x      2.2x      4.3x      4.3x

The ratio for the year ended January 1, 1995, was .96x, inadequate to cover fixed charges by $1,369. This is due to a provision for restructured operations of $79,011 provided in the third quarter.